2004 ANNUAL REPORT

05050302

FIRST NATIONAL®
BANCSHARES, INC.

OUR LOCATIONS

FIRST NATIONAL®
BANK OF SPARTANBURG



Main Office
Marilyn Smith, Manager
216 North Pine Street
Spartanburg, SC 29302
Phone: 864-948-9001



Westside Office
Bob Hayes, Manager
2680 Reidville Road
Spartanburg, SC 29301
Phone: 864-576-7220



Boiling Springs Office
Foster Alexander, Manager
3090 Boiling Springs Road
Boiling Springs, SC 29316
Phone: 864-578-8600

FIRST NATIONAL®
BUSINESS CAPITAL

John Bickley, Manager
1204 A East Washington Street
Greenville, SC 29601
Phone: 864-233-3318

FIRST NATIONAL®
BANK OF THE SOUTH

Rudy Gill, Market President
1002 Anna Knapp Boulevard, Suite 2
Mount Pleasant, SC 29646
Phone: 843-971-6977

OUR MISSION

"Our mission is to be the premier bank in our markets that exceeds the expections of our customers, employees, stockholders and the community and to provide quality, competitive financial products and services with a team of friendly, well-trained professionals."

FIRST NATIONAL®
BANCSHARES, INC.

LETTER TO SHAREHOLDERS

March 29, 2005

Dear Fellow Shareholders:

On behalf of our board of directors, we are pleased to report your company's 2004 financial results. During 2004, our net income grew to $1,815,177, an increase of 98.2% over 2003's net income of $915,726. Net income per diluted share for 2004 was $0.83 or an increase of 84.4% over $0.45 per diluted share for 2003.

Net income for the fourth quarter ended December 31, 2004 was $663,621 or $0.29 per diluted share, compared to $283,466 or $0.14 per diluted share for the same period last year.

Loans grew to a year-end total of $188.5 million, an increase of 44.5% over total loans as of December 31, 2003 of $130.4 million. Total assets were $236.3 million as of December 31, 2004 compared with $180.7 million as of December 31, 2003, an increase of 30.8%. Deposits were $191.8 million as of December 31, 2004, compared to $154.7 million as of December 31, 2003, or an increase of 24%.

During 2004, we doubled our earnings to $1.8 million and grew our assets in excess of 30% over 2003, surpassing our goals in these areas. Many factors contributed to these and other outstanding achievements during 2004 including consistent strong loan growth along with outstanding credit quality, steady improvement in our net interest margin and continued improvement in the efficiency of our operations. In addition, our Greenville and Mount Pleasant loan production offices each posted impressive results after less than one year of operations.

We are fortunate to have an outstanding group of employees and directors to lead us to these impressive results. We plan to further expand our customer base during 2005 from our position as the bank with the fifth largest deposit market share in Spartanburg County.

We are focused on attaining our goal of 35% growth in assets for 2005 as we follow our strategic plan for further expansion. We thank you for your support and involvement. Please continue to call on us for all of your banking needs.



Jerry L. Calvert	Norman Pulliam
President & CEO	Chairman

FIRST NATIONAL®
BANCSHARES, INC.

FINANCIAL HIGHLIGHTS

The information presented below should be read in conjunction with the consolidated financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this report. The shares outstanding, closing stock price and per share amounts for 2003 have been restated to reflect the 3 for 2 stock split distributed on March 1, 2004.

	As of or for the year ended December 31,		
	2004	2003	% Change
Loans	$ 188,507,593	$ 130,420,985	44.5%
Deposits	$ 191,811,128	$ 154,733,021	24.0%
Total Assets	$ 236,343,900	$ 180,663,140	30.8%
Shareholders' Equity	$ 13,911,447	$ 12,228,496	13.8%
Loan Loss Allowance	$ 2,258,526	$ 1,630,488	38.5%
Loan Loss Allowance to Total Loans	1.20%	1.25%	(4.0%)
Loan to Deposit Ratio	98.28%	84.29%	16.6%
Net charge-offs to average loans	0.03%	0.05%	(40.0%)
Non-performing assets to total assets	0.02%	0.14%	(85.7%)
Equity/Assets	5.89%	6.77%	(13.0%)
Book Value per Share	$ 7.72	$ 6.78	13.9%
Closing Stock Price	$ 26.50	$ 12.50	112.0%
Price/Book Value	337%	184%	3.1%
Weighted Average Shares Outstanding			
Basic	1,802,846	1,802,814	<1%
Diluted	2,191,698	2,024,345	8.3%
Net Income	$ 1,815,177	$ 915,726	98.2%
Net Income per Share			
Basic	$ 1.01	$ 0.51	98.0%
Diluted	$ 0.83	$ 0.45	84.4%
Net Interest Income	$ 6,512,553	$ 4,570,470	42.5%
Noninterest Income	$ 1,771,221	$ 1,377,349	28.6%
Efficiency Ratio	59.94%	68.72%	(8.8%)
Net Interest Margin	3.26%	3.05%	6.89%
Total Risk-Based Capital Ratio	12.21%	12.91%	(5.4%)
Tier 1 Risk-Based Capital Ratio	10.04%	11.64%	(13.8%)
Tier 1 Capital Leverage Ratio	7.90%	8.65%	(8.7%)
Average Equity	$ 13,085,696	$ 11,928,292	9.7%
Return on Average Equity	13.87%	7.68%	80.6%
Average Assets	$ 208,155,209	$ 157,694,438	32.0%
Return on Average Assets	0.87%	0.58%	50.0%

FIRST NATIONAL®
BANCSHARES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCUSSION OF FORWARD-LOOKING STATEMENTS

This Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to those described under the heading "Risk Factors" in our 10-KSB for the year ended December 31, 2004.

INTRODUCTION

The following discussion describes our results of operations for 2004 as compared to 2003 and also analyzes our financial condition as of December 31, 2004 as compared to December 31, 2003. Like most financial institutions, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowings. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances, Income and Expenses, and Rates" table shows the average balance during 2004, 2003 and 2002 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included an "Interest Rate Sensitivity" table to help explain these changes. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits and other borrowings.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. We have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expenses, in the following discussion.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

OVERVIEW

Our earnings were $1,815,177 in 2004 compared with $915,726 in 2003, an increase of 98.2%. Our 2004 net interest income and noninterest income posted increases of 42.5% and 28.6%, respectively, over 2003.

Our return on average assets of 0.87% for 2004 was a 50.0% increase over the result of 0.58% for 2003. We were able to accomplish this result due to an increase in the net interest margin from 3.05% in 2003 to 3.26% in 2004, an increase in loans as a percentage of earning assets from 76% as of December 31, 2003 to 83% as of December 31, 2004 and a decrease in the efficiency ratio to 59.9% during 2004 from 68.7% in 2003.

Our return on average equity increased by 81% to 13.87% from 7.68% in 2003 as we continued to leverage our capital and obtained additional regulatory capital from the issuance of trust preferred securities which are classified as debt for financial reporting purposes. These sales of trust preferred securities were completed during April 2004 and December 2003 and allow us to continue to execute our strategic plan for growth and expansion while remaining well-capitalized for at least the next nine to twelve months.

GENERAL

First National Bancshares, Inc. was organized on July 14, 1999, and our initial principal activities were related to our organization, conducting our initial public offering, and pursuing regulatory approvals from the Office of the Comptroller of the Currency, the FDIC, and the Federal Reserve Board to open our wholly-owned subsidiary, First National Bank of Spartanburg. We completed our initial public offering on February 10, 2000 and received all final regulatory approvals in the first quarter of 2000 after which the bank opened for business on March 27, 2000 at a temporary banking location. Our bank opened its Westside office on July 14, 2000, its permanent main office at 215 N. Pine Street on February 5, 2001 and its Boiling Springs office on August 24, 2001.

In August 2002, we began offering trust and investment management services through an alliance with Colonial Trust Company, the oldest private trust company in South Carolina. In October 2002, we changed the legal name of our bank to First National Bank of the South. We continue to do business in Spartanburg County as First National Bank of Spartanburg. On March 15, 2004, we opened a loan production office at 1204-A East Washington Street in Greenville as First National Business Capital to originate small business loans under the U. S. Small Business Administration ("SBA")'s various loan programs. On October 15, 2004, we opened an additional loan production office in a temporary location in Mt. Pleasant, South Carolina as we search for a site for a full-service office in the Charleston market.

The following discussion should be read in conjunction with the Financial Highlights on page 2 of this annual report and the consolidated financial statements and accompanying notes beginning on page 18 of this annual report.

CRITICAL ACCOUNTING POLICY

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2004 as filed on our annual report on Form 10-KSB and included in the annual report.

Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements. We have developed policies and procedures for evaluating the overall quality of our credit portfolio and the timely identification of potential credit problems. The loan portfolio is periodically reviewed to evaluate the outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. We have established an allowance for loan losses through a provision for loan losses charged to expense on our statement of operations. Refer to "Provision and Allowance for Loan Losses" and Note 1 to the consolidated financial statements for a detailed description of our estimation process and methodology related to the allowance for loan losses.

INCOME STATEMENT REVIEW

Net Interest Income

Net interest income, the largest component of our income, was $6,512,553 for the year ended December 31, 2004, compared to $4,570,470 in 2003 or an increase of 42.5%, primarily as a result of the continued increase in our earning assets during 2004. The increase also occurred due to the impact on our net interest income from the five increases in the prime rate during 2004 since our interest rate risk position is asset-sensitive.

The level of net interest income is determined by balances of earning assets and successfully managing the net interest margin. Changes in interest rates paid on assets and liabilities, the rate of growth of the asset and liability base, the ratio of interest-earning assets to interest-bearing liabilities and management of the balance sheet's interest rate sensitivity all factor into changes in net interest income.

Interest income for the year 2004 of $10,424,042 included $8,925,785 on loans; $1,419,896 on investments and $78,361 on federal funds sold and other earning assets. Interest income for 2003 of $7,596,455 consisted of $6,351,326 on loans; $1,116,971 in investments and $128,158 on federal funds sold and other earning assets. Other earning assets include interest-bearing bank balances and investments in FRB and FHLB stock.

Interest expense for 2004 was $3,911,489 and included $3,397,121 on deposit accounts; $268,704 on FHLB advances, $235,919 on junior subordinated debentures issued to our holding company by our unconsolidated trust subsidiaries and $9,745 on federal funds purchased. Interest expense was $3,025,985 for the period ended December 31, 2003 and included $2,868,582 on deposit accounts, $152,907 on FHLB advances and $4,496 on junior subordinated debentures issued to our holding company by our unconsolidated trust subsidiaries.

During 2004 and 2003, we executed trust preferred securities transactions through our unconsolidated trust subsidiaries to raise total net proceeds of $5.9 million to fund loan demand and raise additional regulatory capital to support our growth. On December 19, 2003, we received $2.9 million in net proceeds from the sale of trust preferred securities in a private placement. The securities have a 30-year maturity with a five-year call at our option and pay interest quarterly at a floating rate that began at 4.08 percent. On April 30, 2004, we received $3 million in net proceeds from the sale of trust preferred securities in a pooled offering. The securities have a 30-year maturity with a five-year call at our option and pay interest quarterly at a floating rate that began at 3.88 percent.

The following table sets forth, for the years ended December 31, information related to our average balance sheet and average yields on assets and average costs of liabilities. We derived average balances from the daily balances throughout the periods indicated. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. Average loans are stated net of unearned income and include nonaccrual loans. Interest income recognized on nonaccrual loans has been included in interest income.

Average Balances, Income and Expenses and Rates (in $000's)
Year Ended December 31,

	2004			2003			2002		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Federal funds sold and other	$ 3,387	$ 78	2.30%	$ 9,011	$ 128	1.42%	$ 9,821	$ 185	1.88%
Investment securities	35,352	1,420	4.02%	27,989	1,117	3.99%	12,573	630	5.01%
Loans	160,914	8,926	5.55%	112,804	6,351	5.63%	78,926	5,196	6.58%
Total earning assets	199,653	10,424	5.22%	149,804	7,596	5.07%	101,320	6,011	5.93%
NOW accounts	19,026	112	0.59%	17,799	153	0.86%	13,180	199	1.51%
Savings & money market	18,926	170	0.90%	14,156	116	0.82%	12,098	161	1.33%
Time deposits	121,434	3,114	2.56%	92,301	2,600	2.82%	58,496	2,049	3.50%
FHLB Advances	13,657	269	1.97%	8,436	153	1.81%	2,777	66	2.38%
Junior subordinated debentures	5,155	236	4.58%	102	4	3.92%	-	-	-
Federal funds purchased	549	10	1.82%	-	-	-	-	-	-
Total interest-bearing liabilities	$178,747	$ 3,911	2.19%	$ 132,794	$ 3,026	2.28%	$ 86,551	$ 2,475	2.86%
Net interest spread			3.03%			2.79%			3.07%
Net interest income/margin		$ 6,513	3.26%		$ 4,570	3.05%		$ 3,536	3.49%
Non-interest bearing demand deposits	$ 15,696			$ 12,206			$ 8,651		

Our net interest spread was 3.03% for the year ended December 31, 2004, as compared to 2.79% for the year ended December 31, 2003. The net interest spread is the difference between the yield we earn on our interest-earning assets and the rate we pay on our interest-bearing liabilities.

Our consolidated net interest margin for the year ended December 31, 2004, was 3.26% as compared to 3.05% for the year ended December 31, 2003. The net interest margin is calculated as net interest income divided by year-to-date average earning assets. During 2004, earning assets averaged $199.6 million as compared to $149.8 million in 2003.

The increase in our net interest spread and our net interest margin from 2004 to 2003 was principally due to the faster increase in average yields on earning assets relative to the repricing of our average interest-bearing liabilities following the five increases in the federal prime rate during 2004. The relative increase in our average loans as a percentage of average earning assets from 2003 to 2004 also contributed to the increase in our net interest margin.

In pricing deposits, we consider our liquidity needs, the direction and levels of interest rates and local market conditions. During our initial years of operation in 2000 and 2001, higher rates were paid initially to attract deposits. During 2002, we began utilizing other funding sources in addition to deposits which bear interest at lower rates than time deposits, particularly FHLB borrowings, to fund the demand to originate loans.

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing rates and changing volume. The following table sets forth the effect which the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented (dollars in thousands).

	Year Ended December 31, 2004			Year Ended December 31, 2003		
	Volume	Rate	Net Change	Volume	Rate	Net Change
EARNING ASSETS						
Federal funds sold and other	$ (129)	$ 79	$ (50)	$ (12)	$ (45)	$ (57)
Investment securities	296	7	303	615	(128)	487
Loans	2,675	(100)	2,575	1,908	(753)	1,155
Total earning assets	$ 2,842	$ (14)	$ 2,828	$ 2,511	$ (926)	$ 1,585
INTEREST-BEARING LIABILITIES						
Deposits	$ 985	(458)	$ 527	$ 935	$ (475)	$ 460
FHLB Advances	95	21	116	103	(16)	87
Federal funds purchased	10	-	10	-	-	-
Junior subordinated debentures	231	1	232	4	-	4
Total interest-bearing liabilities	$ 1,321	$ (436)	$ 885	$ 1,042	$ (491)	$ 551
Net interest income	$ 1,521	$ 422	$ 1,943	$ 1,469	$ (435)	$ 1,034

Provision for Loan Losses

Included in the net income for each of the periods ending December 31, 2004 and 2003, is a non-cash expense of $679,427 and $518,821 respectively, related to the provision for loan losses. The loan loss reserve was $2,258,526 and $1,630,488 as of December 31, 2004 and 2003, respectively, or 1.20% and 1.25% of gross loans, respectively. The loan portfolio is periodically reviewed to evaluate the outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not be accurate. Because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional allocations will not be required. For the years ended December 31, 2004 and 2003, we reported net charge-offs of $51,389 and $52,310, respectively. For further information, see the discussion in the Balance Sheet Review below under the heading "Provision and Allowance for Loan Losses."

Noninterest Income and Expenses

Noninterest income in 2004 was $1,771,221, an increase of 28.6% over noninterest income of $1,377,349 in 2003. This increase was primarily due to increases in gains recognized on the sale of the guaranteed portion of SBA loans and gains on the sale of investment securities, net of the decrease in loan fees received on the origination of mortgage loans, primarily due to reduction in mortgage refinancing activity during 2004 over 2003.

Other noninterest income increased by $39,925 to $168,903 during 2004, primarily due to an increase in loan service charges and fees as a result of our record loan production during 2004.

Noninterest expense was $4,965,692 for 2004 as compared to $4,087,381 in 2003, an increase of 21.5%. The majority of the increased expenditures reflects the cost of salaries and other variable expenses that have increased to support our growth.

The most significant item included in noninterest expenses is salaries and employee benefits which totaled $2,782,828 in 2004 as compared to $2,138,475 in 2003 or an increase of 30.1%. Occupancy and equipment expense increased to $562,078 in 2004 from $545,864 in 2003 or an increase of 3.0%. Each of these items increased due to our growth in assets during 2004 from all offices including the small business loan production office opened in March 2004 and the Mt. Pleasant loan production office opened in October 2004.

Public relations expense increased by 21.1% to $307,746 for 2004 as compared to $254,110 in 2003, primarily due to increased community relations expenditures and continued expansion of print and television media advertising as a result of the increasing customer base. Professional fees increased from $200,043 in 2003 to $230,599 in 2004, or an increase of 15.3%.

Included in the line item "other expenses" which increased $118,428 or 26.4% between 2004 and 2003 are charges for insurance premiums; postage, printing and stationery expense; and various customer-related expenses including referral fees paid on SBA loans. A majority of these items are related directly to the normal operations of our bank and are related to the increase in assets, the higher level of transaction volume and the higher number of customer accounts in 2004.

Although we recognize the importance of controlling noninterest expenses to improve profitability, we are also committed to retaining our team of well-trained officers and staff, maintaining a technically superior operations function and pursuing a professional marketing program.

BALANCE SHEET REVIEW

General

As of December 31, 2004, we had total assets of $236,343,900 or an increase of 30.8% over total assets of $180,663,140 on December 31, 2003. Assets on December 31, 2004 and 2003 consisted of cash and due from banks of $2,404,124 and $3,003,015, respectively; federal funds sold and interest-bearing bank balances of $879,841 and $3,691,405 respectively; securities available for sale of $36,164,898 and $36,173,822, respectively; premises and equipment, net of $4,274,240 and $4,380,454, respectively; loans, net of unearned income, of $188,507,593 and $130,420,985, respectively; and other assets of $6,371,730 and $4,623,947, respectively. We decreased the level of federal funds sold in order to fund loan growth during 2004. In addition, we purchased $930,400 in FHLB stock recorded as other assets during 2004 to support the increased level of FHLB advances as of December 31, 2004 over 2003.

Our liabilities on December 31, 2004 and 2003 were $222,432,453 and $168,434,644, respectively and consisted of deposits of $191,811,128 and $154,733,021, respectively and other liabilities of $7,542,754 and $4,201,623, respectively. Liabilities on December 31, 2004 and 2003 also included $23,078,571 and $9,500,000 in FHLB advances, respectively. During April 2004, our holding company issued $3,086,000 in junior subordinated debentures to an unconsolidated trust subsidiary. The trust subsidiary issued a corresponding amount of trust preferred securities of which $3 million was sold to outside investors. Our holding company purchased the remaining $93,000 as common security ownership in the trust subsidiary.

Shareholders' equity on December 31, 2004 was $13,911,447 as compared to shareholders' equity on December 31, 2003 of $12,228,496, primarily due to the net income earned during 2004.

Investments

On December 31, 2004, the investment securities portfolio represented approximately 15.9% of our earning assets at $36,164,898 as compared to $36,173,822 or 21.1% of earning assets on December 31, 2003. We were invested in U.S. Government agency securities, mortgage-backed securities and municipal securities with a fair value of $36,164,898 and an amortized cost of $36,422,337, for an unrealized loss of $257,439 as of December 31, 2004.

The amortized cost and fair value of securities available for sale as of December 31 consisted of the following:

	2004		2003		2002	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
U.S. Government agencies	$ 6,500,000	$ 6,353,289	$ 9,956,593	$ 9,818,511	$ 4,032,412	$ 4,043,651
Mortgage-backed securities	23,998,480	23,870,348	20,333,627	20,434,687	15,394,771	15,714,866
Municipal securities	5,923,857	5,941,261	5,927,304	5,920,624	796,707	801,128
Total	$ 36,422,337	$ 36,164,898	$ 36,217,524	$ 36,173,822	$ 20,223,890	$ 20,559,645

We also maintain certain equity investments required by law which are included in the consolidated balance sheets as "other assets". The carrying amounts of these investments as of December 31 consisted of the following:

	2004	2003	2002
Federal Reserve Bank stock	$ 329,850	$ 329,850	$ 330,000
Federal Home Loan Bank stock	1,405,400	475,000	350,000

No ready market exists for these stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value. Accordingly, the carrying amounts are deemed to be a reasonable estimate of fair value.

Fair value and yields on our investments (all available for sale) on December 31, 2004 are shown in the following table (dollars in thousands) based on contractural maturity dates. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Yields on municipal securities are presented on a tax equivalent basis.

2004								
	After one but within five years	Yield	After five but within ten years	Yield	Over ten years	Yield	Total	Yield
U.S. Government agencies	$ 991	3.26%	$ 5,362	4.07%	$ -	4.79%	$ 6,353	3.95%
Mortgage-backed securities	948	3.25%	11,184	3.82%	11,739	4.08%	23,871	3.92%
Municipal securities	-	-	1,897	5.54%	4,044	5.68%	5,941	5.63%
Total	$ 1,939	3.26%	$ 18,443	4.07%	$ 15,783	4.49%	$ 36,165	4.21%

On December 31, 2004, short-term overnight investments in federal funds sold and interest-bearing bank balances comprised less than 1% of total earning assets at $879,841 as compared to $3,691,405 or 2.2% of total earning assets on December 31, 2003. The decrease in short-term overnight investments from 2003 to 2004 occurred primarily due to our desire to shift assets away from overnight investments into the loan portfolio, primarily, and the investment securities portfolio, secondarily, as we continue to grow.

Loans

Since loans typically provide higher interest yields than do other types of interest earning assets, it is our intent to direct a substantial percentage of our earning assets into the loan portfolio. Average loans for the years ended December 31, 2004 and 2003 were $160.9 million and $112.8 million, respectively. Total loans outstanding as of December 31, 2004 and 2003 were $188,507,593 and $130,420,985, respectively, before the allowance for loan losses.

The following table summarizes the composition of the loan portfolio on December 31:

	2004 Amount	2004 % of Total	2003 Amount	2003 % of Total	2002 Amount	2002 % of Total
Commercial and industrial	$ 20,255,042	19.07%	$ 24,869,400	19.07%	$ 15,867,000	17.04%
Commercial secured by real estate	104,339,105	44.18%	57,622,045	44.18%	53,658,692	57.63%
Real estate--residential mortgages	59,322,241	32.84%	42,830,333	32.84%	19,174,497	20.59%
Installment and other consumer loans	4,977,122	4.10%	5,341,479	4.10%	4,591,509	4.93%
Unearned income	(385,917)	(.19)%	(242,272)	(.19)%	(185,215)	(.19)%
Total loans, net of unearned income	$ 188,507,593	100%	$ 130,420,985	100%	$ 93,106,483	100%
Less--allowance for loan losses	(2,258,526)		(1,630,488)		(1,163,977)	
Total loans, net	$ 186,249,067		$ 128,790,497		$ 91,942,506	

	2001 Amount	2001 % of Total	2000 Amount	2000 % of Total
Commercial and industrial	$ 10,095,665	15.81%	$ 8,033,469	21.33%
Commercial secured by real estate	38,344,136	60.04%	22,017,360	58.45%
Real estate--residential mortgages	11,832,317	18.53%	5,251,227	13.94%
Installment and other consumer loans	3,713,501	5.81%	2,453,250	6.51%
Unearned income	(116,668)	(.19)%	(85,152)	(.23)%
Total loans, net of unearned income	$ 63,868,951	100%	$ 37,670,154	100%
Less--allowance for loan losses	(800,303)		(470,893)	
Total loans, net	$ 63,068,648		$ 37,199,261	

The principal component of our loan portfolio for all periods presented was loans secured by real estate mortgages. As the loan portfolio grows, the current mix of loans may change over time. Management attempts to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration of collateral.

Provision and Allowance for Loan Losses

The allowance represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans; the quality, mix and size of our overall loan portfolio; economic conditions that may affect the borrower's ability to repay; the amount and quality of collateral securing the loans; our historical loan loss experience and a review of specific problem loans. We adjust the amount of the allowance periodically based on changing circumstances as a component of the provision for loan losses. We charge recognized losses against the allowance and add subsequent recoveries back to the allowance.

We evaluate the adequacy on an overall portfolio basis utilizing our credit grading system which we apply to each loan. We combine our estimates of the reserves needed for each component of the portfolio, including loans analyzed on a pool basis and loans analyzed individually. The allowance is divided into two portions: (1) an amount for specific allocations on significant individual credits and (2) a general reserve amount.

We analyze individual loans within the portfolio and make allocations to the allowance based on each individual loan's specific factors and other circumstances that affect the collectibility of the credit. Significant individual credits classified as doubtful or substandard/special mention within our credit grading system require both individual analysis and specific allocation. Loans in the substandard category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action such as declining or negative earnings trends and declining or inadequate liquidity. Loans in the doubtful category exhibit the same weaknesses found in the substandard loan; but, the weaknesses are more pronounced. However, these loans are not yet rated as loss because certain events may occur which could salvage the debt such as injection of capital, alternative financing or liquidation of assets.

We calculate our general reserve based on a percentage allocation for each of the categories of the following unclassified loan types: real estate, commercial, consumer and mortgage. We apply general loss factors to each category and may adjust these percentages given consideration of local economic conditions, exposure to concentrations that may exist in the portfolio, changes in trends of past due loans, problem loans and charge-offs and anticipated loan growth. The general estimate is then added to the specific allocations made to determine the amount of the total allowance for loan losses.

Due to our limited operating history, the provision for loan losses has been made primarily as a result of management's assessment of general loan loss risk. Our evaluation is inherently subjective as it requires estimates that are susceptible to significant change. In addition, various regulatory agencies review our allowance for loan losses through their periodic examinations, and they may require us to record additions to the allowance for loan losses based on their judgment about information available to them at the time of their examinations. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time.

On December 31, 2004 and 2003, the allowance for loan losses was $2,258,526 and $1,630,488, respectively, or 1.20% and 1.25% of outstanding loans, net of unearned income, of $188,507,593 and $130,420,985, respectively. The following table sets forth the changes in the allowance for loan losses for each of the years in the five-year period ended December 31, 2004.

	2004	2003	2002	2001	2000
Balance, beginning of period	$ 1,630,488	$ 1,163,977	$ 800,303	$ 470,893	$ -
Provision charged to operations	679,427	518,821	417,980	335,576	470,893
Loans charged off					
Commercial, financial and agricultural	(10,492)	(36,996)	(33,809)	-	-
Real estate - construction	-	-	(8,310)	-	-
Installment loans to individuals	(43,056)	(15,884)	(12,187)	(6,166)	-
Total charge-offs	(53,548)	(52,880)	(54,306)	(6,166)	-
Recoveries on loans previously charged off	2,159	570	-	-	-
Balance, end of period	$ 2,258,526	$ 1,630,488	$ 1,163,977	$ 800,303	$ 470,893
Allowance to loans, year end	1.20%	1.25%	1.25%	1.25%	1.25%
Net charge-offs to average loans	0.03%	0.05%	0.07%	0.01%	-
Non-accrual loans	$ 48,643	$ 257,470	-	$ 48,000	-
Past due loans in excess of 90 days on accrual status	-	-	-	-	-
Other Real Estate Owned	-	-	-	-	-

Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual is recognized as income when received.

Maturities and Sensitivity of Loans to Changes in Interest Rates

The information in the following table is based on the contractual maturities of individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

The following table summarizes the loan maturity distribution, by type, and related interest rate characteristics on December 31, 2004 (dollars in thousands):

	One year or less	After one but within five years	After five years	Total
Commercial	$ 18,380	$ 4,087	$ 227	$ 22,694
Real estate – construction	9,186	11,627	274	21,087
Real estate - mortgage	24,168	91,167	24,866	140,201
Consumer and other	1,941	2,408	562	4,911
Total loans	$ 53,675	$ 109,289	$ 25,929	$ 188,893
Unearned income, net				$ (385)
Total loans, net of unearned income				$ 188,508
Loans maturing after one year with:				
Fixed interest rates				$ 36,867
Floating interest rates				$ 98,351

Deposits and Other Interest-Bearing Liabilities

Our primary source of funds for loans and investments is our deposits. Average total deposits for the years ended December 31, 2004 and 2003 were $175.0 million and $136.4 million, respectively, and average interest-bearing deposits were $159.4 million and $124.3 million, respectively.

National and local market trends over the past several years suggest that consumers have moved an increasing percentage of discretionary savings funds from investments such as annuities and stock and fixed income mutual funds. Management believes that conditions in the past three years have been favorable for deposit growth and that factors such as the low returns on investments and mutual funds may have increased traditional deposit inflows during these periods.

The following is a table of deposits by category on December 31 (dollars in thousands):

	2004		2003		2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Demand deposit accounts	$ 15,695	8.62%	$ 13,345	8.62%	$ 15,429	12.88%
NOW accounts	18,760	11.76%	18,200	11.76%	18,224	15.22%
Money market and savings accounts	26,309	9.89%	15,310	9.89%	13,189	11.02%
Time deposits less than $100,000	72,157	41.94%	64,873	41.94%	47,405	39.60%
Time deposits of $100,000 or more	58,890	27.79%	43,005	27.79%	25,472	21.28%
Total deposits	$ 191,811	100.00%	$ 154,733	100.00%	$ 119,719	100.00%

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $132.9 million and $111.7 million on December 31, 2004 and 2003, respectively. Our loan-to-deposit ratio was 98.3% and 84.3% at year-end 2004 and 2003, respectively.

The maturity distribution of our time deposits of $100,000 or more is as follows on December 31 (dollars in thousands):

	2004
Three months or less	$ 19,700
Over three through six months	11,968
Over six through twelve months	16,806
Over one year	10,416
Total	$ 58,890

The maturity ranges shown in the table above reflect contractual maturities and do not factor in repricing of time deposits.

Short-Term Borrowings

As of December 31, 2004 and 2003, we had no outstanding balances under short-term borrowings. We had short-term lines of credit with correspondent banks to purchase unsecured federal funds totaling $19.0 million and $5.35 million, respectively. The interest rate on any borrowings under these lines would be the prevailing market rate for federal funds purchased.

Trust Preferred Securities

During December 2003 and April 2004, we issued $6 million in trust preferred securities through our unconsolidated trust subsidiaries, FNSC Capital Trust I and FNSC Statutory Trust II, respectively. The securities have a 30 year final maturity, are callable at the option of the issuer after five years and require quarterly interest payments at a floating rate which began at 4.08 percent and 3.88 percent, respectively. The trusts invested the proceeds of the $6 million sale of the trust preferred securities to outside investors, in addition to the $186,000 we used to purchase the common securities of the trusts, in $6,186,000 of junior subordinated debentures issued by our holding company. We invested the net proceeds of $6 million after purchase of the common securities in our bank subsidiary to fund loan demand.

FHLB Advances

We also had the ability to borrow up to 20% of our total assets from the Federal Home Loan Bank of Atlanta ("FHLB") as of December 31, 2004 and 2003. Borrowings under this arrangement can be made with various terms and repayment schedules and with fixed or variable rates of interest. The borrowings under this arrangement are available by pledging collateral and may require additional purchases of stock in the FHLB. Qualifying loans held by the bank and collateralized by 1-4 family residences with a market value of $28,479,000 were pledged as collateral for advances outstanding of $23,078,571 at December 31, 2004. Qualifying securities available for sale with a market value of $18,373,000 were pledged as collateral for advances outstanding of $9.5 million on December 31, 2003.

The weighted-average interest rate on FHLB advances outstanding as of December 31, 2004 and 2003 was 2.68% and 1.71%, respectively. As of December 31, 2004, advances totaling $8.3 million were subject to call features at the option of the FHLB with call dates ranging from June 2005 to March 2008. Call provisions are more likely to be exercised by the FHLB when rates rise. Scheduled maturities of FHLB advances subsequent to December 31, 2004, are $5,850,000 in 2006, $2,500,000 in 2007, $4,300,000 in 2009, $2,928,571 in 2011, $5,000,000 in 2012 and $2,500,000 in 2013.

CAPITAL RESOURCES

Total shareholders' equity amounted to $13,911,447 and $12,228,496 on December 31, 2004 and 2003, respectively. The increase between 2003 and 2004 resulted from the net income earned during 2004, net of the increase in the unrealized loss on securities available for sale during 2004 to a net unrealized loss of $169,910 as of December 31, 2004.

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31:

	2004	2003	2002
Return on average assets	0.87%	0.58%	0.56%
Return on average equity	13.87%	7.68%	5.33%
Equity to assets ratio	5.89%	6.77%	8.29%

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. The Federal Reserve guidelines also contain an exemption from the capital requirements for bank holding companies with less than $150 million in consolidated assets. We exceeded $150 million in assets during 2003 and became subject to these guidelines during that year.

Under the capital adequacy guidelines, capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common stockholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets plus trust preferred securities up to 25% of Tier 1 capital with the excess being treated as Tier 2 capital. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses subject to certain limitations. The bank is also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

On December 19, 2003, FNSC Capital Trust I, a subsidiary of our bank holding company, was formed to issue $3 million in floating rate trust preferred securities. On April 30, 2004, FNSC Statutory Trust II, was formed to issue $3 million in floating rate trust preferred securities. Under the provisions of FASB Interpretation No. 46 ("FIN 46"), we were required to deconsolidate these entities from our consolidated financial statements as of December 31, 2004. The trust preferred securities qualify as Tier 1 capital up to 25% or less of Tier 1 capital with the excess includable as Tier 2 capital.

We are both subject to various regulatory capital requirements administered by the federal banking agencies. Under these capital guidelines, we must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, we must maintain a minimum Tier 1 leverage ratio of at least 4%. To be considered "well-capitalized", we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

The following table sets forth the company's and the bank's various capital ratios as of the years ended December 31. We both were in compliance with each of the applicable regulatory capital requirements and were considered to be "well capitalized" at the bank level for each period reported.

	2004		2003	
	The company	The bank	The company	The bank
Total risk-based capital	12.21%	11.83%	12.91%	12.28%
Tier 1 risk-based capital	10.04%	10.57%	11.64%	11.02%
Leverage capital	7.90%	8.34%	8.65%	8.20%

Despite anticipated asset growth, we expect our capital ratios to continue to be adequate for the next nine to twelve months. However, no assurances can be given in this regard, as rapid growth, deterioration in loan quality, and losses, or a combination of these factors, could change our capital position in a relatively short period of time. As of December 31, 2004, there were no significant firm commitments outstanding for capital expenditures.

Since our inception, we have not paid cash dividends on our common stock. Our ability to pay cash dividends is dependent on receiving cash in the form of dividends from our bank. However, certain restrictions exist regarding the ability of our bank to transfer funds to us in the form of cash dividends. All dividends are subject to prior approval of the Office of the Comptroller of the Currency and are payable only from the undivided profits of our bank. We distributed a 3 for 2 stock split on March 1, 2004.

EFFECT OF INFLATION AND CHANGING PRICES

The effect of relative purchasing power over time due to inflation has not been taken into effect in our financial statements. Rather, the statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

Unlike most industrial companies, the assets and liabilities of financial institutions such as our company and bank are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. As discussed previously, we seek to mange the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

OFF-BALANCE SHEET RISK

Through the operations of our bank, we have made contractual commitments to extend credit with off-balance sheet risk in the ordinary course of our business activities to meet the financing needs of customers. These commitments are legally binding agreements to lend money at predetermined interest rates for a specified period of time and generally have fixed expiration dates or other termination clauses. We use the same credit and collateral policies in making these commitments as we do for on-balance sheet instruments.

We evaluate each customer's creditworthiness on a case-by-case basis and obtain collateral, if necessary, based on our credit evaluation of the borrower. In addition to commitments to extend credit, we also issue standby letters of credit which are assurances to a third party that they will not suffer a loss if our customer fails to meet its contractual obligation to the third party. The credit risk involved in the underwriting of letters of credit is essentially the same as that involved in extending loan facilities to customers.

As of December 31, 2004 and 2003, we had issued commitments to extend credit of $47.9 million and $32.6 million, respectively through various types of commercial and consumer lending arrangements, of which the majority are at variable rates of interest. Standby letters of credit totaled $605,278 and $75,000 on December 31, 2004 and 2003. Past experience indicates that many of these commitments to extend credit will expire unused. However, we believe that we have adequate sources of liquidity to fund commitments that may be drawn upon by borrowers.

Except as disclosed in this report, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or could significantly impact earnings.

LIQUIDITY

Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is fairly predictable and subject to a high degree of control at the time the investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control.

As of December 31, 2004 and 2003, our liquid assets, consisting of cash and due from banks, interest-bearing bank balances and federal funds sold, amounted to $3,283,965 and $6,694,420 representing 1.4 % and 3.7% of total assets, respectively. Investment securities provide a secondary source of liquidity net of amounts pledged for deposits. Our ability to maintain and expand our deposit base and borrowing capabilities also serves as a source of liquidity.

We plan to meet our future cash needs through the liquidation of temporary investments, maturities of loans and investment securities, and generation of deposits. In addition, the bank maintains federal funds purchased lines of credit with correspondent banks which totaled $19.0 million at December 31, 2004. The bank is also a member of the Federal Home Loan Bank of Atlanta from which application for borrowings can be made for leverage purposes, if so desired. Management believes that its existing stable base of core deposits along with continued growth in this deposit base will enable us to meet successfully our long term liquidity needs.

INTEREST RATE SENSITIVITY

Asset/liability management is the process by which we monitor and control the mix and maturities of our assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities to minimize potentially adverse impacts on earnings from changes in market interest rates. The bank's asset/liability management committee ("ALCO") monitors and considers methods of managing exposure to interest rate risk. The ALCO consists of members of the board of directors and senior management of the bank and meets quarterly. The ALCO is charged with the responsibility to maintain the level of interest rate sensitivity of the bank's interest sensitive assets and liabilities within Board-approved limits.

The following table presents our rate sensitivity at each of the time intervals indicated as of December 31, 2004. The table may not be indicative of our rate sensitivity position at other points in time. In addition, the table's maturity distribution may differ from the contractual maturities of the earning assets and interest bearing liabilities presented due to consideration of prepayment speeds under various interest rate change scenarios in the application of the interest rate sensitivity methods described above.

	Within three months	After three but Within twelve Months	After one but Within five Years	After Five Years	Total
			(Dollars in Thousands)		
Interest-earning assets:					
Federal funds sold and other	$ 880	$ -	$ -	$ -	$ 880
Investment securities	5,829	5,982	5,462	18,892	36,165
Loans	159,498	6,020	16,775	6,214	188,507
Total earning assets	$ 166,207	$ 12,002	$ 22,237	$ 25,106	$ 225,552
Interest-bearing liabilities:					
NOW accounts	$ 12,184	$ -	$ 6,576	$ -	$ 18,760
Money market & savings	16,439	-	9,870	-	26,309
Time deposits	86,274	28,785	15,988	-	131,047
Other borrowings	-	12,250	10,829	-	23,079
Total interest-bearing liabilities	$ 114,897	$ 41,035	$ 43,263	$ -	$ 199,195
Period gap	$ 51,310	$ (29,033)	$ (21,026)	$ 25,106	$ 26,357
Cumulative gap	$ 51,310	$ 22,277	$ 1,251	$ 26,357	$ 26,357
Ratio of cumulative gap to total earning assets	22.75%	9.88%	0.55%	11.69%	

ACCOUNTING, REPORTING AND REGULATORY MATTERS

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim or annual reporting period beginning after December 15, 2005. The adoption of SFAS No. 123(R) is not expected to have a material impact on the Company's financial position or results of operations.

On March 9, 2004, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"). SAB 105 provides recognition guidance for entities that issue loan commitments that are required to be accounted for as derivative instruments. SAB 105 indicates that the expected future cash flows related to the associated servicing of the loan and any other internally-developed intangible assets should not be considered when recognizing a loan commitment at inception or through its life. SAB 105 also discusses disclosure requirements for loan commitments and is effective for loan commitments accounted for as derivatives and entered into subsequent to March 31, 2004. We currently do not include the associated servicing of the loan when recognizing loan commitments at inception and throughout its life. The adoption of SAB 105 did not have a material effect on our financial position or results of operations.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which other-than-temporary impairment has not been recognized. Accordingly, the EITF issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We have elected to adopt FIN No. 46, which requires us to consolidate our trust subsidiaries in our financial statements as of December 31, 2004. The adoption of FIN No. 46 did not have a material effect on our financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates which principally arises from interest rate risk inherent in our lending, investing, deposit gathering and borrowing activities. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not normally arise in the normal course of our business. Management actively monitors and manages its interest rate risk exposure.

The principal interest rate risk monitoring technique we employ is the measurement of our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. We generally would benefit from increasing market rates of interest when we have an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when we are liability-sensitive.

On December 31, 2004, we were asset sensitive over the one-year time frame. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
First National Bancshares, Inc. and Subsidiary
Spartanburg, South Carolina

We have audited the accompanying consolidated balance sheets of ***First National Bancshares, Inc. and Subsidiary*** (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ***First National Bancshares, Inc. and Subsidiary*** as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis LLC

Greenville, South Carolina
January 28, 2005

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2004 and 2003

Assets	2004	2003
Cash and due from banks	$ 2,404,124	$ 3,003,015
Interest-bearing bank balances	33,841	534,405
Federal funds sold	846,000	3,157,000
Securities available for sale	36,164,898	36,173,822
Loans, net of allowance for loan losses of $2,258,526 and $1,630,488, respectively	186,249,067	128,790,497
Premises and equipment, net	4,274,240	4,380,454
Other	6,371,730	4,623,947
Total assets	$ 236,343,900	$ 180,663,140
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits		
Noninterest-bearing	$ 15,695,134	$ 13,344,911
Interest-bearing	176,115,994	141,388,110
Total deposits	191,811,128	154,733,021
FHLB advances	23,078,571	9,500,000
Junior subordinated debentures	6,186,000	3,093,000
Accrued expenses and other liabilities	1,356,754	1,108,623
Total liabilities	222,432,453	168,434,644
Commitments and contingencies—Notes 16 and 17		
Shareholders' equity:		
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding		
Common stock, par value $.01 per share, 10,000,000 shares authorized; 1,802,846 and 1,802,850 shares issued and outstanding, respectively	18,028	18,028
Additional paid-in capital	11,818,623	11,809,783
Retained earnings	2,244,706	429,529
Accumulated other comprehensive loss	(169,910)	(28,844)
Total shareholders' equity	13,911,447	12,228,496
Total liabilities and shareholders' equity	$ 236,343,900	$ 180,663,140

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Income

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest income:			
Loans	$ 8,925,785	$ 6,351,326	$ 5,196,237
Taxable securities	1,189,750	973,726	617,284
Nontaxable securities	230,146	143,245	12,173
Federal funds sold and other	78,361	128,158	185,163
Total interest income	10,424,042	7,596,455	6,010,857
Interest expense:			
Deposits	3,397,121	2,868,582	2,409,445
Junior subordinated debentures	235,919	4,496	-
FHLB advances	268,704	152,907	65,688
Federal funds purchased	9,745	-	-
Total interest expense	3,911,489	3,025,985	2,475,133
Net interest income	6,512,553	4,570,470	3,535,724
Provision for loan losses	679,427	518,821	417,980
Net interest income after provision for loan losses	5,833,126	4,051,649	3,117,744
Noninterest income:			
Service charges and fees on deposit accounts	865,705	846,364	669,576
Gain on sale of loans	347,858	92,403	8,252
Gain on sale of investment securities	160,220	-	-
Earnings on bank-owned life insurance contracts	125,407	78,043	-
Mortgage loan fees from correspondent bank	103,128	231,561	163,949
Other	168,903	128,978	539
Total noninterest income	1,771,221	1,377,349	842,316
Noninterest expense:			
Salaries and employee benefits	2,782,828	2,138,475	1,738,679
Professional fees	230,599	200,043	157,180
Data processing	377,593	368,297	293,849
Public relations	307,746	254,110	229,982
Occupancy and equipment expense	562,078	545,864	489,625
Telephone and supplies	137,320	131,492	109,007
Other	567,528	449,100	346,609
Total noninterest expense	4,965,692	4,087,381	3,364,931
Net income before income taxes	2,638,655	1,341,617	595,129
Provision for income taxes	823,478	425,891	-
Net income	$ 1,815,177	$ 915,726	$ 595,129
Net income per share			
Basic	$ 1.01	$ .51	$ .33
Diluted	$ .83	$ .45	$ .30
Weighted average shares outstanding			
Basic	1,802,846	1,802,814	1,800,780
Diluted	2,191,698	2,024,345	1,954,970

All share amounts for 2003 and 2002 have been retroactively restated to reflect the 3 for 2 stock split distributed on March 1, 2004.

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

For the Years Ended December 31, 2004, 2003 and 2002

	Common Stock		Additional Paid-In	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Capital	(Deficit)	Income/(Loss)	Equity
Balance, December 31, 2001	1,800,000	$ 18,000	$ 11,785,311	$ (1,081,326)	$ 35,595	$ 10,757,580
Proceeds from exercise of employee stock options	2,100	21	15,365	-	-	15,386
Comprehensive income:						
Net income	-	-	-	595,129	-	595,129
Change in net unrealized gains on securities available for sale, net of income tax of $103,251	-	-	-	-	176,031	176,031
Total comprehensive income	-	-	-	-	-	771,160
Balance, December 31, 2002	1,802,100	$ 18,021	$ 11,800,676	$ (486,197)	$ 211,626	$ 11,544,126
Proceeds from exercise of employee stock options	750	7	6,107	-	-	6,114
Grant of employee stock options	-	-	3,000	-	-	3,000
					-	
Comprehensive income:						
Net income	-	-	-	915,726	-	915,726
Change in net unrealized gains (losses) on securities available for sale, net of income tax of $138,987	-	-	-	-	(240,470)	(240,470)
Total comprehensive income	-	-	-	-	-	675,256
Balance, December 31, 2003	1,802,850	$ 18,028	$ 11,809,783	$ 429,529	$ (28,844)	$ 12,228,496
Cash in lieu of fractional shares	(4)	-	(60)	-	-	(60)
Grant of employee stock options	-	-	8,900	-	-	8,900
Comprehensive income:						
Net income	-	-	-	1,815,177	-	1,815,177
Change in net unrealized losses on securities available for sale, net of income tax of $127,145	-	-	-	-	(246,811)	(246,811)
Reclassification adjustment for gains included in net income, net of income tax of $54,474					105,745	105,745
Total comprehensive income	-	-	-	-	-	1,674,111
Balance, December 31, 2004	1,802,846	$ 18,028	$ 11,818,623	$ 2,244,706	$ (169,910)	$ 13,911,447

All share amounts for 2003 and 2002 have been retroactively restated to reflect the 3 for 2 stock split distributed on March 1, 2004.

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 1,815,177	$ 915,726	$ 595,129
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	679,427	518,821	417,980
Provision for deferred income tax expense (benefit)	(95,402)	53	(222,755)
Depreciation	245,077	239,939	233,449
Premium amortization, net	103,164	172,371	28,987
Earnings on bank owned life insurance, net	(111,870)	(72,527)	-
Gain on sale of securities available for sale	(160,220)	-	(8,252)
Gain on sale of loans	(347,858)	(92,403)	-
Compensation expense for employee stock options	8,900	3,000	-
Changes in deferred and accrued amounts:			
Prepaid expenses and other assets	(211,028)	(196,518)	(181,992)
Accrued expenses and other liabilities	70,847	271,529	239,576
Net cash provided by operating activities	1,996,214	1,759,991	1,102,122
Cash flows from investing activities:			
Proceeds from maturities/prepayment of securities available for sale	8,670,603	16,357,353	6,556,407
Proceeds from sale of foreclosed property	-	-	43,995
Proceeds from sale of securities available for sale	14,375,047	-	917,938
Proceeds from sale of guaranteed portion of SBA loans	3,354,375	1,110,894	
Purchases of securities available for sale	(23,193,409)	(32,523,358)	(15,375,937)
Loan originations, net of principal collections	(61,200,640)	(38,398,062)	(29,335,833)
Investment in common securities of Trusts	(93,000)	(93,000)	-
Purchase of bank-owned life insurance contracts	-	(2,500,000)	-
Net purchases of premises and equipment	(138,863)	(120,747)	(172,951)
Redemption of FHLB and other stock	305,300	-	-
Purchase of FHLB and other stock	(1,235,700)	(124,850)	(249,500)
Net cash used by investing activities	(59,156,287)	(56,291,770)	(37,615,881)
Cash flows from financing activities:			
Proceeds from issuance of subordinated debentures	3,093,000	3,093,000	-
Cash paid in lieu of fractional shares	(60)	-	-
Increase in FHLB advances	36,730,000	4,500,000	7,000,000
Repayment of FHLB advances	(23,151,429)	(2,000,000)	-
Proceeds from exercise of employee stock options	-	6,114	15,386
Net increase in deposits	37,078,107	35,014,340	48,800,274
Net cash provided by financing activities	53,749,618	40,613,454	55,815,660
Net increase (decrease) in cash and cash equivalents	(3,410,455)	(13,918,325)	19,301,901
Cash and cash equivalents at beginning of year	6,694,420	20,612,745	1,310,844
Cash and cash equivalents, end of year	$ 3,283,965	$ 6,694,420	$ 20,612,745

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies and Activities

Business Activity and Organization - First National Bancshares, Inc. (the "Company") was incorporated on July 14, 1999 under the laws of the state of South Carolina for the purpose of operating as a bank holding company pursuant to the federal Bank Holding Company Act of 1956, as amended, and to purchase 100% of the capital stock of First National Bank of Spartanburg (the "Bank"). The Bank was organized as a national bank under the laws of the United States of America with the purpose of becoming a new bank to be located in Spartanburg County, South Carolina. The Bank began doing business on March 27, 2000 and provides full personal and commercial banking services to customers and is subject to regulation by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency. During 2002, the Company adopted a resolution changing the legal name of the Bank to First National Bank of the South. The Bank continues to do business in Spartanburg County as First National Bank of Spartanburg. The Bank opened two additional full service branches in Spartanburg in 2000 and 2001. In August 2002, we began offering trust and investment management services through Colonial Trust Company, the oldest private trust company in South Carolina. The Bank also began doing business in March 2004 through a small business lending division based in Greenville, South Carolina under the name First National Business Capital. A second loan production office was opened in October 2004 in Mount Pleasant, South Carolina.

On December 19, 2003, the Company formed FNSC Capital Trust I, a statutory trust, for the purpose of issuing and selling floating rate securities having an aggregate liquidation amount of $3 million (the "Capital Securities") to institutional buyers in a private placement of trust preferred securities. On April 30, 2004, the company formed FNSC Capital Trust II, a Connecticut Statutory Trust (collectively with FNSC Capital Trust I (the "Trusts")), in order to issue an additional $3 million through a pooled offering of trust preferred securities. In accordance with the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised), the Company deconsolidated the Trusts during 2004 with retroactive restatement to 2003.

The Company offered its common stock for sale to the public under an initial public offering which began on November 10, 1999. The offering raised approximately $11,800,000, net of underwriting discounts and commissions and offering expenses, and was completed on February 10, 2000. The directors and executive officers of the Company purchased 726,150 shares of common stock at $6.67 per share, for a total of $4,841,000. Upon purchase of these shares, the Company issued stock warrants to the organizers to purchase 470,000 shares of common stock for $6.67 per share. The remaining 1,073,850 shares were sold in the public offering. These amounts reflect the 3 for 2 stock split distributed on March 1, 2004. The Company used $11 million of the proceeds to capitalize the Bank.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry.

Use of Estimates - The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of income and expense during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents - In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 95, "Statement of Cash Flows," the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions "Cash and due from banks", "Interest-bearing bank balances" and "Federal funds sold".

Investment Securities – Investment securities are accounted or in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management classifies securities at the time of purchase into one of three categories as follows: (1) Securities Held to Maturity: securities which the Company has the positive intent and ability to hold to maturity, which are reported at amortized cost; (2) Trading Securities: securities that are bought and held principally for the purpose of selling them in the near future, which are reported at fair value with unrealized gains and losses included in earnings; and (3) Securities Available for Sale: securities that may be sold under certain conditions, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity as accumulated other comprehensive income. The amortization of premiums and accretion of discounts on investment securities are recorded as adjustments to interest income. Gains or losses on sales of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Unrealized losses on securities, reflecting a decline in value or impairment judged by the Company to be other than temporary, are charged to earnings in the consolidated statements of income.

Loans and Interest Income - Loans of the Bank are carried at principal amounts, reduced by an allowance for loan losses. The Bank recognizes interest income daily based on the principal amount outstanding using the simple interest method. The accrual of interest is generally discontinued on loans of the Bank which become 90 days past due as to principal or interest or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Management may elect to continue accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balances and accrued interest and the loan is in the process of collection. Amounts received on nonaccrual loans generally are applied against principal prior to the recognition of any interest income. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

The Bank also originates loans to small businesses under the United States Small Business Administration ("SBA") loan programs. These loans are solicited from the Company's market areas and are generally underwritten in the same manner as conventional loans generated for the Bank's portfolio. The portion of loans that are secured by the guaranty of the SBA is usually sold in the secondary market to provide additional liquidity and to provide a source of noninterest income. Deferred gains on the sale of the guaranteed portion of SBA loans are amortized over the lives of the underlying loans using the interest method. Excess servicing is recognized as an asset and is amortized in proportion to and over the period of the estimated net servicing income and is subject to periodic assessment.

Impairment of Loans - Loans are considered to be impaired when, in management's judgment, the collection of all amounts of principal and interest is not probable in accordance with the terms of the loan agreement. The Company accounts for impaired loans in accordance with the terms of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118 in the areas of disclosure requirements and methods of recognizing income. SFAS No. 114 requires that impaired loans be recorded at fair value, which is determined based upon the present value of expected cash flows discounted at the loan's effective interest rate, the market price of the loan, if available, or the value of the underlying collateral. All cash receipts on impaired loans are applied to principal until such time as the principal is brought current. After principal has been satisfied, future cash receipts are applied to interest income, to the extent that any interest has been foregone. The Bank determines which loans are impaired through a loan review process.

Allowance for Loan Losses - The allowance for loan losses is established through a provision for loan losses charged to operations and reflects an amount that, in management's opinion, is adequate to absorb inherent losses in the existing portfolio. Additions to the allowance are based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience, and such other factors which, in management's judgment, deserve recognition in estimating loan losses.

Loans are charged off when, in the opinion of management, they are deemed to be uncollectible. Recognized losses are charged against the allowance and subsequent recoveries are added to the allowance. Management believes that the allowance is adequate. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustments based upon information that is available to them at the time of their examination.

Loan Fees - Loan origination fees and direct costs of loan originations are deferred and recognized as an adjustment of yield by the interest method based on the contractual terms of the loan. Loan commitment fees are deferred and recognized as an adjustment of yield over the related loan's life, or if the commitment expires unexercised, recognized in income upon expiration.

Off-Balance Sheet Commitments – The Bank enters into off-balance sheet financial instruments consisting of legally binding commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Premises and Equipment - Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization, computed principally by the straight line method over the estimated useful lives of the assets as follows: building, 40 years; furniture and fixtures, 7 to 10 years; and computer hardware and software, 3 to 5 years. Amortization of leasehold improvements is recorded using the straight-line method over the lesser of the estimated useful life of the asset or the term of the operating lease. Additions to premises and equipment and major replacements and betterments are added at cost. Maintenance, repairs and minor replacements are included in operating expense. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Income Taxes - Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax asset will not be realized.

Reclassifications – Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications have no effect on previously reported shareholders' equity or net income. Share and per share data have been restated for the 3 for 2 stock split distributed on March 1, 2004 discussed below under "Net Income (Loss) Per Share".

Stock Compensation Plans – In the fourth quarter of 2003, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", in accordance with the prospective transition method prescribed in SFAS No. 148 "Accounting for Stock Based Compensation — Transition and Disclosure." The fair value based method has been applied prospectively to awards granted subsequent to December 31, 2002. Awards granted in years prior to 2003 continue to be accounted for under the intrinsic value method, and the pro forma impact of accounting for those awards at fair value continue to be disclosed. The Company recognized $8,900 and $3,000 of compensation expense during 2004 and 2003, respectively, as a result of the adoption of this standard.

Historially, and through September 30, 2003, the Company applied the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for the Company's stock option plan. All stock options granted under stock compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Therefore, no stock-based compensation was reflected in net income. Stock options and warrants issued under the Company's stock option plan and warrant agreements have no intrinsic value at the grant date, and under APB Opinion No. 25, no compensation cost was recognized for them. Because SFAS No. 123 was adopted prospectively, the Company will continue to provide pro forma disclosures of net income and earnings per share in the following table for the years ended December 31, as if the fair value based method of accounting had been applied.

Pro Forma Disclosure for Net Income and Earnings per Share (dollars, except per share, in thousands)	2004	2003	2002
Net income – as reported	$ 1,815	$ 916	$ 595
Net income – pro forma	1,565	654	331
Basic earnings per share			
As reported	1.01	.51	.33
Pro forma	.87	.36	.18
Diluted earnings per share			
As reported	.83	.45	.30
Pro forma	.71	.32	.17

All 2003 and 2002 amounts have been adjusted for the 3 for 2 stock split distributed on March 1, 2004. See Note 14 for additional information regarding the Company's stock-based compensation plans.

The weighted average fair value per share of options granted in the years presented amounted to $3.02, $1.12, and $1.07, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: expected volatility of 6.0% for all years presented, risk-free interest rate of 2.25%, 1.25% and 1.50% for each year presented, respectively, and expected lives of the options of seven years in all years presented. There were no cash dividends in any years presented.

Net Income Per Share - Basic net income per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted net income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. The net income available to common stockholders was also increased and expense recorded upon the grant of employee options under the fair value method. Potential common shares that may be issued by the Company relate solely to outstanding stock options and stock warrants and are determined using the treasury stock method.

For the year ended December 31, 2004, the effect of dilutive securities (options and warrants) resulted in an incremental 388,852 shares outstanding compared to an incremental 221,531 and 154,190 shares outstanding for the years ended December 31, 2003 and 2002, respectively.

On January 20, 2004, the Company's board of directors approved a 3 for 2 split of the Company's outstanding stock. The split was distributed on March 1, 2004. The number of outstanding shares increased from 1,201,900 to 1,802,846. All share amounts for 2003 and 2002 have been restated to reflect the split.

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recently Issued Accounting Standards - On December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim or annual reporting period beginning after December 15, 2005. The adoption of SFAS No. 123(R) is not expected to have a material impact on the Company's financial position or results of operations.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which other-than-temporary impairment has not been recognized. Accordingly, the EITF issued EITF No. 03-1,

"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed.

Note 2 - Statement of Cash Flows

The following summarizes supplemental cash flow data for the years ended December 31:

	2004	2003	2002
Interest paid	$ 3,813,293	$ 3,017,778	$ 2,706,233
Cash paid for income taxes	1,075,025	215,849	50,000
Change in fair value of securities available for sale, net of income tax	(141,066)	(240,470)	176,031

Note 3 - Restrictions on Cash and due from Banks

The Bank is required to maintain average reserve balances, net of vault cash, with the Federal Reserve Bank based upon a percentage of deposits. The amount of the required reserve balance which is reported in "Cash and due from banks" on the accompanying consolidated balance sheets at December 31, 2004 was $244,000 compared to $5,000 for both December 31, 2003 and 2002.

Note 4 – Investment Securities

The amortized cost, fair value and gross unrealized holding gains and losses of securities available for sale at December 31, 2004 and 2003, consisted of the following:

	2004			
Securities available for sale:	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
U.S. Agency obligations	$ 6,500,000	$ -	$ (146,711)	$ 6,353,289
Mortgage-backed	23,998,480	28,345	(156,477)	23,870,348
Municipal	5,923,857	55,341	(37,937)	5,941,261
Total	$ 36,422,337	$ 83,686	$ (341,125)	$ 36,164,898

	2003			
Securities available for sale:	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
U.S. Agency obligations	$ 9,956,593	$ 12,577	$ (150,659)	$ 9,818,511
Mortgage-backed	20,333,627	163,066	(62,006)	20,434,687
Municipal	5,927,304	50,059	(56,739)	5,920,624
Total	$ 36,217,524	$ 225,702	$ (269,404)	$ 36,173,822

At December 31, 2004 and 2003, securities with a carrying value of approximately $19,400,000 and $31,800,000 respectively, were pledged to secure public deposits and for other purposes required or permitted by law, including as collateral for FHLB advances outstanding.

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004.

Securities available for sale:

	Less than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Agency obligations	$ 1,485,215	$ (14,785)	$ 4,868,074	$ (131,926)	$ 6,353,289	$(146,711)
Mortgage-backed	15,838,154	(142,290)	1,229,575	(14,187)	17,067,729	(156,477)
Municipal	828,356	(13,088)	782,536	(24,849)	1,610,892	(37,937)
Total	$ 18,151,725	$(170,163)	$ 6,880,185	$ (170,962)	$ 25,031,910	$(341,125)

At December 31, 2004, ten individual securities were in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and the credit ratings of the securities, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

The amortized cost and estimated fair value of investment securities available for sale at December 31, 2004 by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or repay obligations with or without prepayment penalties. Fair value of securities was determined using quoted market prices.

	Amortized Cost	Fair Value
Due after one year, through five years	$ 1,000,000	$ 991,545
Due after five years, through ten years	7,379,307	7,258,578
Due after fifteen years	4,044,550	4,044,427
Subtotal	12,423,857	12,294,550
Mortgage-backed securities	23,998,480	23,870,348
Total	$ 36,422,337	$ 36,164,898

Note 5 - Investments Required by Law

The Bank, as a member of the Federal Reserve Bank ("FRB") and the Federal Home Loan Bank of Atlanta ("FHLB"), is required to own capital stock in these organizations. The Bank's equity investments required by law are included in the accompanying consolidated balance sheets in "Other assets". The amount of FRB stock owned is based on the Bank's capital levels and totaled $329,850 at December 31, 2004 and 2003, respectively. The amount of FHLB stock owned is determined based on the Bank's balances of residential mortgages and advances from the FHLB and totaled $1,405,400 and $475,000 at December 31, 2004 and 2003, respectively. No ready market exists for these stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value. Accordingly, the carrying amounts are deemed to be a reasonable estimate of fair value.

Note 6 – Loans

A summary of loans by classification at December 31 is as follows:

	2004	2003
Commercial and industrial	$ 20,255,042	$ 24,869,400
Commercial secured by real estate	104,339,105	57,622,045
Real estate--residential mortgages	59,322,241	42,830,333
Installment and other consumer loans	4,977,122	5,341,479
Unearned income	(385,917)	(242,272)
Total loans, net of unearned income	188,507,593	130,420,985
Less--allowance for loan losses	(2,258,526)	(1,630,488)
Total loans, net	$ 186,249,067	$ 128,790,497

Approximately $142,839,000 of the loans were variable interest rate loans at December 31, 2004. The remaining portfolio was comprised of fixed interest rate loans.

The Company, through the Bank, makes loans to individuals and small- to mid-sized businesses for various personal and commercial purposes primarily in Spartanburg County, South Carolina. The Company has a diversified loan portfolio and the Company's loan portfolio is not dependent on any specific economic segment. The Company regularly monitors its credit concentrations based on loan purpose, industry and customer base. As of December 31, 2004, there were no material concentrations of credit risk within the Company's loan portfolio.

At December 31, 2004 and 2003, $48,643 and $257,470 in loans were on nonaccrual status, respectively. Foregone interest income on these nonaccrual loans and other nonaccrual loans charged off during the year was approximately $1,800 and $15,000 in 2004 and 2003, respectively. There were no loans on nonaccrual status at December 31, 2002. There were no loans contractually past due in excess of 90 days at December 31, 2004 or 2003. There were no foreclosed loans or other real estate owned at December 31, 2004 or 2003. There were no impaired loans at December 31, 2004 or 2003.

Qualifying loans held by the bank and collateralized by 1-4 family residences with a market value of $28,479,000 were pledged as collateral for FHLB advances outstanding of $23,078,571 at December 31, 2004.

Changes in the allowance for loan losses for the years ended December 31 were as follows:

	2004	2003	2002
Balance, beginning of year	$ 1,630,488	$ 1,163,977	$ 800,303
Provision charged to operations	679,427	518,821	417,980
Loans charged off	(53,548)	(52,880)	(54,306)
Recoveries on loans previously charged off	2,159	570	-
Balance, end of year	$ 2,258,526	$ 1,630,488	$ 1,163,977

Directors, executive officers and associates of such persons are customers of and have transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which are made under substantially the same credit terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.

The aggregate dollar amount of these outstanding loans was approximately $10.29 million and $7.33 million at December 31, 2004 and 2003, respectively. During 2004, new loans and advances on these lines of credit totaled approximately $4.63 million and payments on these loans and lines totaled approximately $1.67 million. At

December 31, 2004, there were commitments to extend additional credit to related parties in the amount of approximately $1 million.

Under current Federal Reserve regulations, the Bank is limited to the amount it may loan to the Company. Loans made by the Bank may not exceed 10% and loans to all affiliates may not exceed 20% of the Bank's capital, surplus and undivided profits, after adding back the allowance for loan losses. There were no loans outstanding between the Bank and the Company at December 31, 2004 or 2003.

Note 7 - Premises and Equipment

A summary of premises and equipment at December 31 is as follows:

	2004	2003
Land	$ 975,854	$ 975,854
Building and improvements	2,885,057	2,843,856
Furniture, fixtures and equipment	1,325,097	1,227,979
Construction in progress	-	23,846
Subtotal	5,186,008	5,071,535
Accumulated depreciation	911,768	691,081
Total	$ 4,274,240	$ 4,380,454

Depreciation expense charged to operations totaled $245,077, $239,939 and $233,449 in 2004, 2003, and 2002, respectively.

The Bank entered into a long-term land operating lease during 2000, which has an initial term of 20 years and various renewal options under substantially the same terms with certain rate escalations. Rent expense charged to operations totaled $48,000 for each of the years ended December 31, 2004, 2003 and 2002. The annual minimum rental commitments under the terms of the Company's noncancellable lease at December 31, 2004 are as follows:

2005	$ 50,917
2006	53,000
2007	53,000
2008	53,000
2009	53,000
Thereafter	660,033
Total	$ 922,950

In addition, the Bank currently has short-term operating leases for its loan production offices in Mount Pleasant and Greenville, South Carolina. Monthly rent for these two offices totals $2,950.

Note 8 – Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $58,891,000 and $43,005,000 at December 31, 2004 and 2003, respectively.

The scheduled maturities of time deposits at December 31 are as follows:

	2004	2003
One year or less	$ 115,059,906	$ 88,301,678
From one year to three years	10,485,454	14,474,823
After three years	5,502,000	5,102,149
Total	$ 131,047,360	$ 107,878,650

Note 9 - Lines of Credit

At December 31, 2004, the Bank had short-term lines of credit with correspondent banks to purchase unsecured federal funds totaling $19,000,000. The interest rate on any borrowings under these lines would be the prevailing market rate for federal funds purchased.

Note 10 – FHLB Advances

The Bank has the ability to borrow up to 20% of its total assets from the FHLB as of December 31, 2004, limited to qualifying collateral. Borrowings under this arrangement can be made with various terms and repayment schedules and with fixed or variable rates of interest. The borrowings under this arrangement are available by pledging collateral and may require additional purchases of stock in the FHLB. Qualifying loans held by the bank and collateralized by 1-4 family residences with a market value of $28,479,000 were pledged as collateral for advances outstanding of $23,078,571 at December 31, 2004.

At December 31, 2004, fixed rate FHLB advances outstanding ranged from $1,000,000 to $3,000,000 with initial maturities of two to seven years and rates of 2.82% to 4.01%. At December 31, 2004, advances totaling $8.3 million were subject to call features at the option of the FHLB with call dates ranging from June 2005 to March 2008 and current rates of 2.01% to 2.92%. Call provisions are more likely to be exercised by the FHLB when rates rise. Advances totaling $9,750,000 at December 31, 2004 were at variable rates based on three month LIBOR and were priced from 2.13% to 2.52% as of year end, depending on the reset date.

Scheduled maturities of FHLB advances subsequent to December 31, 2004 are $5,850,000 in 2006, $2,500,000 in 2007, $4,300,000 in 2009, $2,928,571 in 2011, $5,000,000 in 2012 and $2,500,000 in 2013.

The weighted-average interest on FHLB advances outstanding as of December 31, 2004 and 2003 was 2.68% and 1.71%, respectively.

Note 11 - Income Taxes

The following is a summary of the items, which caused recorded income taxes to differ from taxes computed using the statutory tax rate for the periods ended December 31:

	2004	2003	2002
Income tax expense at federal statutory rate of 34%	$ 897,143	$ 456,150	$ 202,344
Change in valuation allowance	-	-	(341,591)
State income tax, net of federal effect	62,214	27,914	11,959
Tax-exempt securities income	(70,425)	(43,833)	-
Bank-owned life insurance earnings	(42,638)	(26,535)	-
Other, net	(22,816)	12,195	127,288
Income tax expense	$ 823,478	$ 425,891	$ -

The provision for income taxes for the years ended December 31 is as follows:

	2004	2003	2002
Current:	$ 827,316	$ 398,844	$ 204,635
Federal	91,564	26,994	18,120
State	918,880	425,838	222,755
Deferred:	(98,102)	(15,247)	(222,755)
Federal	2,700	15,300	-
State	(95,402)	53	(222,755)
Provision for income taxes	$ 823,478	$ 425,891	$ -

The components of the deferred tax assets and liabilities at December 31 are as follows:

	2004	2003
Deferred tax liability:		
Net deferred loan costs	$ 36,100	$ 35,252
Prepaid expenses deducted currently for tax	29,560	34,657
Tax depreciation in excess of book	147,880	125,698
Loan servicing rights	47,722	-
Total deferred tax liability	261,262	195,607
Deferred tax asset:		
Allowance for loan losses	561,451	408,506
Deferred organizational and start-up costs	6,638	33,803
Unrealized loss on securities available for sale	87,529	14,859
Deferred gain on sale of loans	35,277	-
Deferred tax asset before valuation allowance	690,895	457,168
Valuation allowance	-	-
Net deferred tax asset	$ 429,633	$ 261,561

The net deferred tax asset is included in "Other assets" in the accompanying consolidated balance sheets.

The Company has not recorded a valuation allowance for the net deferred tax asset as management believes the realization of this asset is determined to be more likely than not based on the Company's ability to generate future taxable income during the periods in which temporary differences become deductible.

A portion of the change in the net deferred tax asset relates to the change in the tax effect of the unrealized loss on securities available for sale of $72,670. The remainder of the change in the net deferred tax asset is due to the current period deferred tax benefit of $95,402.

Note 12 - Regulatory Capital Requirements and Dividend Restrictions

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

The Company and the Bank are required to maintain minimum amounts and ratios of total risk-based capital, Tier 1 capital, and Tier 1 leverage capital (as defined in the regulations) as set forth in the following table. Management believes, as of December 31, 2004, that the Company and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 2004, the Bank is categorized as "well capitalized" under the regulatory framework for prompt corrective action. There are no current conditions or events that management believes would change the Company's or the Bank's category.

The following table presents the Company's and the Bank's actual capital amounts and ratios at December 31, 2004 and 2003 as well as the minimum calculated amounts for each regulatory-defined category.

	Actual		For Capital Adequacy Purposes		Minimum to be Categorized as Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004						
The Company						
Total capital to risk-weighted assets	$21,919,000	12.21%	$14,397,000	8.00%	N/A	N/A
Tier 1 capital to risk-weighted assets	$18,018,000	10.04%	$ 7,200,000	4.00%	N/A	N/A
Tier 1 capital to average assets	$18,018,000	7.90%	$ 9,146,000	4.00%	N/A	N/A
The Bank						
Total capital to risk-weighted assets	$21,290,000	11.83%	$14,397,000	8.00%	$17,997,000	10.00%
Tier 1 capital to risk-weighted assets	$19,031,000	10.57%	$ 7,202,000	4.00%	$10,803,000	6.00%
Tier 1 capital to average assets	$19,031,000	8.34%	$ 9,128,000	4.00%	$11,409,000	5.00%
As of December 31, 2003						
The Company						
Total capital to risk-weighted assets	$16,659,000	12.91%	$10,323,000	8.00%	N/A	N/A
Tier 1 capital to risk-weighted assets	$15,029,000	11.64%	$ 5,165,000	4.00%	N/A	N/A
Tier 1 capital to average assets	$15,029,000	8.65%	$ 6,950,000	4.00%	N/A	N/A
The Bank						
Total capital to risk-weighted assets	$15,854,000	12.28%	$10,328,000	8.00%	$12,907,000	10.00%
Tier 1 capital to risk-weighted assets	$14,224,000	11.02%	$ 5,163,000	4.00%	$ 7,744,000	6.00%
Tier 1 capital to average assets	$14,224,000	8.20%	$ 6,939,000	4.00%	$ 8,683,000	5.00%

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. The dividends that may be paid by the Bank to the Company are subject to legal limitations and regulatory capital requirements. The approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the Bank's net profits (as defined by the Comptroller) for that year combined with its retained net profits (as defined by the Comptroller) for the two preceding calendar years. As of December 31, 2004, no cash dividends have been declared or paid by the Bank.

Note 13 – Junior Subordinated Debentures

The Company issued trust preferred securities totaling $6 million through its statutory trust subsidiaries, FNSC Capital Trust I and FNSC Statutory Trust II, during 2003 and 2004. On December 19, 2003, FNSC Capital Trust I issued and sold floating rate trust preferred securities having an aggregate liquidation amount of $3 million to institutional buyers in a private placement of trust preferred securities. On April 30, 2004, FNSC Statutory Trust II (collectively with FNSC Capital Trust I (the "Trusts")), issued an additional $3 million through a pooled offering of trust preferred securities. The Trusts also issued common securities having an aggregate liquidation amount of 3% of the total capital of the Trusts, or $186,000, to the Company.

The 2003 and 2004 trust preferred securities issues accrue and pay cumulative distributions quarterly in arrears at a rate per annum equal to 90-day LIBOR plus 292 basis points and 90-day LIBOR plus 270 basis points, respectively. The Company has the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarters from the date of issuance. The Company has no current intention to exercise this right. At December 31, 2004, the distribution rates on the 2003 and 2004 issuances were 5.48% and 5.20%, respectively.

The 2003 and 2004 trust preferred securities issues are mandatorily redeemable upon maturity on December 19, 2033 and April 30, 2039, respectively. The Company has the right to redeem them in whole or in part, on or after December 19, 2008 and at any time commencing in 2009, respectively. If they are redeemed on or after these dates, the redemption price will be 100% of the principal amount plus accrued and unpaid interest. In addition, the Company may redeem either issuance in whole (but not in part) at any time within 90 days following the occurrence of a tax event, an investment company event, or a capital treatment event at a special redemption price (as defined in the indenture).

The Trusts invested the gross proceeds of $6 million from the issuance of the trust preferred securities and $186,000 from the issuance of the common securities in an equivalent amount of floating rate junior subordinated debentures of the Company or $6,186,000. The Company contributed the net proceeds from the issuance of the subordinated debentures of $6 million after purchase of the common securities for $186,000 to the Bank for general corporate purposes. Issuance costs from the 2003 and 2004 transactions totaled $104,000 and $15,000, respectively.

The junior subordinated debentures are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has entered into guarantees, which together with its obligations under the junior subordinated debentures and the declaration of trusts governing the Trusts, provides full and unconditional guarantees of the trust preferred securities.

The common securities owned by the Company rank equal to the trust preferred securities in priority of payment. The common securities generally have sole voting power on matters to be voted upon by the holders of the Trusts' securities.

On October 31, 2003, the FASB proposed a modification and interpretation of FASB Interpretation No. 46 ("FIN 46r") which requires the Company to deconsolidate the Trusts from its financial statements. As a small business issuer reporting under Regulation S-B, the Company was allowed to delay deconsolidation until December 31, 2004. Accordingly, the junior subordinated debentures and the common securities are presented in the Company's financial statements as liabilities and other assets, respectively, as of December 31, 2004. All prior periods have been restated retroactively to reflect the deconsolidation. The trust preferred securities are a part of the financial statements of the Trusts and they are not reflected in the Company's financial statements due to the adoption of FIN 46r.

Note 14 - Stock Compensation Plans

Effective March 6, 2000, the Company adopted the First National Bancshares, Inc. 2000 Stock Incentive Plan (the "Plan"). Under the Plan, options are periodically granted to employees and directors by the Personnel Committee at a price not less than the fair market value of the shares at the date of grant. Options granted are exercisable for a period of ten years from the date of grant and become exercisable at a rate of 20% each year on the first five anniversaries of the date of grant. The Plan authorizes the granting of stock options up to a maximum of 270,000 shares of common stock. As of December 31, 2004, 98,400 option shares were available to be granted under the Plan.

Upon consummation of the initial public offering, the organizers were issued stock warrants to purchase 470,000 shares of common stock for $6.67 per share. These warrants vest ratably over a five-year period beginning February 10, 2000, and will be exercisable in whole or in part during the ten-year period following that date.

The following is a summary of the activity under the plans for the years ended December 31:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding, beginning of period	642,500	$ 6.82	627,500	$ 6.71	631,250	$ 6.71
Granted	16,250	19.25	23,250	10.61	8,250	8.73
Forfeited	(20,000)	16.20	(7,500)	10.00	(9,900)	7.03
Exercised	-	-	(750)	7.20	(2,100)	6.76
Outstanding, December 31	638,750	6.84	642,500	6.82	627,500	6.70
Exercisable, December 31	495,249	6.69	369,600	6.67	246,650	6.67

The following table summarizes information about stock options and warrants outstanding under the stock-based option plans at December 31, 2004:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.67	611,000	5.25 years	$ 6.67	488,799	$ 6.67
$ 7.00 - $ 7.20	7,500	7.00 years	7.16	4,500	7.16
$ 8.70 - $ 9.00	750	7.65 years	9.00	300	9.00
$ 9.50 - $12.50	8,250	8.75 years	10.61	1,650	10.61
$16.00 – $19.75	11,250	9.52 years	19.25	-	-
$ 6.67 - $12.50	638,750	7.30 years	$ 6.82	495,249	$ 6.69

The above information has been restated for the 3 for 2 stock split distributed on March 1, 2004.

Note 15 – Employee Benefit Plans

The Company maintains an employee benefit plan for all eligible employees of the Company and the Bank under the provisions of Internal Revenue Code Section 401(k). The First National Retirement Savings Plan (the "Savings Plan") allows for employee contributions and, upon annual approval of the Board of Directors, the Company matches 50% of employee contributions up to a maximum of six percent of annual compensation. The 50% match represents an increase over the 25% match in 2002. A total of $37,000, $29,932 and $12,000 were charged to operations in 2004, 2003, and 2002, respectively, for the Company's matching contribution. Employees are immediately vested in their contributions to the Savings Plan and become fully vested in the employer matching contribution after five years of service.

On May 31, 2004, the Company adopted an Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of employee participants. Employees become vested in their account balances after seven years of service. The Board of Directors approved a $12,000 discretionary contribution paid to the ESOP for the year ended December 31, 2004.

During 2004, the Company also adopted a formal incentive compensation plan, the First National Incentive Plan (the "FNIP") for members of its management team. Approximately $380,000 was accrued in 2004 and paid in January 2005 based on achievement of individual and corporate performance goals.

Note 16 – Commitments and Contingencies

On September 10, 2004, the Company entered into a new employment agreement with its President and Chief Executive Officer that includes an annually renewable three-year compensation term, annual bonus, incentive program, stock option plan and a one-year non-compete agreement upon termination. After December 31, 2004, the Company entered into employment agreements with each of its three Executive Vice Presidents that include an annually renewing two-year compensation term and one-year non-compete agreements upon termination.

In the normal course of business, the Company and the Bank are periodically subject to various pending or threatened lawsuits in which claims for monetary damages may be asserted. At December 31, 2004, the Company and the Bank were not involved with any litigation matters.

See Note 7 for specifics on the Company's lease commitments.

Note 17 – Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

The Company uses the same credit and collateral policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 2004, the Company's commitments to extend additional credit totaled approximately $47.9 million, the majority of which are at variable rates of interest and expire within one year. Included in the Company's total commitments are standby letters of credit. Letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party and totaled $605,278 at December 31, 2004. The credit risk involved in the underwriting of letters of credit is essentially the same as that involved in extending loan facilities to customers.

Note 18 – Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information, whether or not recognized in the statement of financial position, when it is practicable to estimate fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations which require the exchange of cash or other financial instruments. Certain items which are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates book value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in banks, federal funds sold, federal funds purchased, repurchase agreements, short-term FHLB advances, and other short-term borrowings. Fair value of investment securities is estimated based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Fair value for variable rate loans that reprice frequently and for loans that mature in less than one year is based on the carrying value, reduced by an estimate of credit losses inherent in the portfolio. Fair value of fixed rate real estate, consumer, commercial and other loans maturing after one year is based on the discounted present value of the estimated future cash flows, reduced by an estimate of credit losses inherent in the portfolio. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and variable rate interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts maturing during 2005 are valued at their carrying value. Certificate of deposit accounts maturing after 2005 are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments. Fair value for long-term FHLB advances is based on discounted cash flows using the current market rate. Fair value for the floating rate junior subordinated debentures is based on the carrying value.

The estimated fair market value of commitments to extend credit and standby letters of credit are equal to their carrying value as the majority of these off-balance sheet instruments have relatively short terms to maturity and are written with variable rates of interest.

The Company has used management's best estimate of fair values based on the above assumptions. Thus, the fair values presented may not be the amounts, which could be realized in an immediate sale or settlement of the instrument. In addition, any income tax or other expense which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments at December 31 are as follows:

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 2,404,124	$ 2,404,124	$ 3,003,015	$ 3,003,015
Interest-bearing bank balances	33,841	33,841	534,405	534,405
Federal funds sold	846,000	846,000	3,157,000	3,157,000
Securities available for sale	36,164,898	36,164,898	36,173,822	36,173,822
Loans, net	186,249,067	186,805,000	128,790,497	128,823,000
Financial liabilities:				
Deposits	$ 191,811,128	$ 193,661,000	$ 154,733,021	$ 157,570,000
FHLB advances	23,078,571	23,001,406	9,500,000	9,500,000
Junior subordinated debentures	6,186,000	6,186,000	3,093,000	3,093,000

Note 19 – Parent Company Financial Information

The following is condensed financial information of First National Bancshares, Inc. (parent company only) at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004.

First National Bancshares, Inc.

Condensed Balance Sheets

	2004	2003
Assets:		
Cash	$ 459,657	$ 726,523
Investment in bank subsidiary	19,269,052	14,422,578
Investment in Trust subsidiaries	186,000	93,000
Other assets	182,738	100,800
Total	$ 20,097,447	$ 15,342,901
Liabilities and shareholders' equity:		
Junior subordinated debentures	$ 6,186,000	$ 3,093,000
Accruals and other liabilities	-	21,405
Shareholders' equity	13,911,447	12,228,496
Total	$ 20,097,447	$ 15,342,901

First National Bancshares, Inc.

Condensed Statements of Income

	2004	2003	2002
Interest income	$ 11,315	$ 8,743	$ 13,780
Interest expense on junior subordinated debentures	235,919	4,496	-
Net interest income/(expense)	(224,604)	4,247	13,780
Professional fees	8,961	7,452	6,818
Shareholder relations	31,771	20,884	19,542
Other	688	52	2,385
Noninterest expense	41,420	28,388	28,745
Equity in undistributed net income of bank subsidiary	1,990,540	939,867	610,094
Net income before income taxes	1,724,516	915,726	595,129
Income tax benefit	(90,661)	-	-
Net income	$ 1,815,177	$ 915,726	$ 595,129

First National Bancshares, Inc.

Condensed Statements of Cash Flows

	2004	2003	2002
Operating activities:			
Net income	$ 1,815,177	$ 915,726	$ 595,129
Adjustments to reconcile net income to net cash used for operating activities:			
Equity in undistributed net income of bank subsidiary	(1,990,540)	(939,867)	(610,094)
Compensation expense for employee stock options	8,900	3,000	-
Increase in other assets	(7,236)	(100,800)	-
Increase (decrease) in other liabilities	(5,446)	17,489	(2,247)
Increase in intercompany receivable	(90,661)	-	-
Net cash used for operating activities	(269,806)	(104,452)	(17,212)
Investing activities:			
Investment in common securities of Trusts	(93,000)	(93,000)	-
Capital contribution to bank subsidiary	(2,997,000)	(3,203,000)	-
Net cash used for investing activities	(3,090,000)	(3,296,000)	-
Financing activities:			
Proceeds from exercise of employee stock options	-	6,114	15,386
Cash paid in lieu of fractional shares	(60)	-	-
Proceeds from junior subordinated debentures	3,093,000	3,093,000	-
Net cash provided by financing activities	3,092,940	3,099,114	15,386
Net decrease in cash and cash equivalents	(266,866)	(301,338)	(1,826)
Cash, beginning of year	726,523	1,027,861	1,029,687
Cash, end of year	$ 459,657	$ 726,523	$ 1,027,861

For a complete discussion of the junior subordinated debentures, common securities and the related trust preferred securities, see Note 13 – Junior Subordinated Debentures.

FIRST NATIONAL®
BANCSHARES, INC.

BOARD OF DIRECTORS



Standing: **Donald B. Wildman, Dr. Gaines W. Hammond, Jr., Jerry L. Calvert, Mellnee G. Buchheit, Dr. C. Tyrone Gilmore, Sr., Peter E. Weisman, C. Dan Adams, Benjamin R. Hines**
Seated: **W. Russel Floyd, Jr., William A. Hudson, Norman F. Pulliam, Martha C. Chapman, Coleman L. Young, Jr.**

****

EXECUTIVE OFFICERS



Standing:
Robert W. Murdoch, Jr.
Executive Vice President & Retail Banking Manager
David H. Zabriskie
Executive Vice President & Chief Lending Officer

Seated:
Kitty B. Payne
Executive Vice President & Chief Financial Officer
Jerry L. Calvert
President & Chief Executive Officer

LEADERSHIP TEAM

Foster Alexander
AVP, Manager, Boiling Springs Branch
Louie Blanton
SVP, Commercial Banking & Business Development
John Bickley
VP, Manager, First National Business Capital
David Bowdish
VP, Operations Manager
Van Clark
VP, Human Resource Manager
Renee Cothran
VP, City Executive
Shany Ezell
AVP, Mortgage Loan Officer
Rudy Gill
Market President, Mount Pleasant
Pamela Gilliam
AVP, Loan Operations Manager
Susan Gustafson
Deposit Services Officer
Bob Hayes
Manager, Reidville Road Branch
Dawn Kunak
Executive Assistant
Fred Moore
SVP, Risk Management
Janetta Riffenburg
AVP, Compliance Officer
Erika Shoolbred
Marketing & Public Relations Coordinator
Phyllis Shropshier
Operations Coordinator
Marilyn Smith
AVP, Manager, Main Branch
Angela Willingham
Branch Coordinator

SUPPORT STAFF

Kerry Blanton, *Loan Operations*
Lisa Horton, *Loan Processor*
Sue Waters, *Loan Processor*
Tara Kallam, *Deposit Operations*
Alice Popiel, *Accounts Payable Specialist*
Stephannie Kontowsky, *Deposit Operations*
Kerry Shaw, *Loan Operations Assistant*
Karen Vassey, *Loan Operations Assistant*
Matthew Klessens, *Consumer Loan Specialist*

FIRST NATIONAL®
BANCSHARES, INC.

SHAREHOLDER INFORMATION

Stock Listing

First National Bancshares, Inc. common stock is quoted on the OTC Bulletin Board under the symbol FNSC. As of March 1, 2005, there were 379 shareholders of record. This number does not reflect the number of persons or entities who hold the stock in nominee or "street" name through various brokerage firms.

Shareholder Services

Shareholders seeking information regarding stock transfers, lost certificates, dividends and address changes should contact our Transfer Agent:

First Citizens Bank
Corporate Trust Division
PO Box 29522
Raleigh, NC 27626-0522
(877) 685-0576

Market Makers

Scott & Stringfellow, Inc.	Monroe Securities, Inc.
FIG Partners, LLC	Pershing Trading Co., LP
Archipelago Trading Services, Inc.	UBS Capital Markets, LP
Hill Thompson Magid & Co., Inc.	Sandler O'Neill & Partners, LP

Annual Meeting

The Annual Meeting of Shareholders will be held at 5:30 p.m. on Tuesday, April 19, 2005 at our main office at 215 North Pine Street, Spartanburg, SC 29302. All shareholders of record as of March 1, 2005 are eligible to attend and vote.

Financial Information

We will furnish, upon request, free of charge, copies of our Annual Report to the SEC on Form 10-KSB by contacting:

Kitty B. Payne
First National Bancshares, Inc.
PO Box 3508
Spartanburg, SC 29302
(864) 948-9001

General Counsel

Nelson Mullins Riley & Scarborough, LLP
999 Peachtree Street, NE / Suite 1400
Atlanta, Georgia 30309

Independent Public Accounting Firm

Elliott Davis, LLC
200 East Broad Street
Greenville, SC 29601

The following is a summary of the bid prices for our common stock reported by the OTC Bulletin Board:

	2004		2003	
	High	Low	High	Low
First Quarter	$ 17.00	$ 12.34	$ 10.50	9.50
Second Quarter	21.50	17.50	11.33	9.77
Third Quarter	24.00	20.00	11.83	11.27
Fourth Quarter	26.50	21.25	12.67	11.67

The prices listed above are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The prices shown reflect historical activity and amounts prior to the 3 for 2 stock split distributed on March 1, 2004 have been adjusted accordingly.

Growth Since Opening on March 27, 2000



Millions
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
2000
2001
2002
2003
2004
Loans
Deposits
Total assets

As of 12/31/04
Assets: $236.3 million
Deposits: $191.8 million
Loans: $188.5 million

Asset Growth Projected in 2005



35%
in '05

FIRST NATIONAL®

FIRST NATIONAL® BANCSHARES, INC.

First National Bank of Spartanburg



Boiling Springs Office: **Teresa Seay, Emily Rowe, Foster Alexander** (*Manager*), **Diane Smith, Priscilla Dover, Debbie Holler, Mandy Johnson**

First National Bank of the South



Mount Pleasant: **Rudy Gill,** *Market President*

First National Bank of Spartanburg



Main Office: **Beth Wiley, Amy Sullivan, Marilyn Smith** (*Manager*), **Jessica Cross, Shany Ezell** (*Mortgage Officer*), **Louie Blanton** (*Commercial Banking & Business Development*), **Pat Rice, April Randolph, Renee Cothran** (*City Executive*), **Norma Gamez-Freerking**

First National Business Capital



Greenville: **John Bickley** (*Manager*), **Dana Tinsley**

First National Bank of Spartanburg



Westside Office: **Tammy Byars, Bob Hayes** (*Manager*), **Lou Ann Wheeler, Tilda Garrett, Kim Kinley**

FIRST NATIONAL®
BANCSHARES, INC.

Post Office Box 3508
Spartanburg, SC 29304

(864) 948-9001

www.firstnational-online.com

Trust Services and Investment Management provided by

COLONIAL TRUST COMPANY
Established 1913